

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 29, 2009

Michael E. Weksel
Alyst Acquisition Corp.
233 East 69th Street, Suite 6J
New York, NY 10021

>   **Re: Alyst Acquisition Corp.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 29, 2009**
>   **File No. 001-33563**

Dear Mr. Weksel:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

/s/ Celeste M. Murphy

Celeste M. Murphy
Legal Branch Chief

cc: by facsimile to (212) 547-5444
Barbara A. Jones, Esq.
Peter J. Rooney, Esq.
(McDermott Will & Emery LLP)